SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

CHURCHILL DOWNS INCORPORATED

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

171484108

(CUSIP Number)

Debra L. Smith

266 America Place

Jeffersonville, Indiana 47130

(812) 288-4251

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 7, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 171484108

1	Name of Reporting Person LOUISVILLE PUBLIC WAREHOUSE COMPANY

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 117,010

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 117,010

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 117,010

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.9%

14	Type of Reporting Person CO

CUSIP No. 171484108

1	Name of Reporting Person LOUISVILLE WAREHOUSE COMPANY

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 27,442

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 27,442

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,442

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.2%

14	Type of Reporting Person CO

CUSIP No. 171484108

1	Name of Reporting Person JASTEKA FOUNDATION, INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 25,000

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 25,000

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.2%

14	Type of Reporting Person CO

CUSIP No. 171484108

1	Name of Reporting Person JAMES S. KARP

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 685,500 (1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 685,500 (1)

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 685,500 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.99% (1)

14	Type of Reporting Person IN

(1) Calculated pursuant to Rule 13d-3, without rounding.  The percentage is based on the number of shares of Common Stock of Churchill Downs Incorporated (”CHDN”) outstanding at October 23, 2009 as reported in CHDN’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.  The Reporting Person individually owns 516,048 shares of Common Stock and has sole voting power and sole dispositive power over the shares of Common Stock held by each of the entities listed on Exhibit 1 and is therefore deemed to beneficially own the number of shares of Common Stock held by each entity set forth thereon; these shares are included in the shares listed at Items 7, 9 and 11 above.

CUSIP No. 171484108

AMENDMENT TO NO. 1 TO SCHEDULE 13D

This Amendment No. 1 amends and supplements that certain Schedule 13D filed on November 13, 2009, (the "Schedule 13D"), by Louisville Public Warehouse Company, a Kentucky corporation, (“LPWC”), Louisville Warehouse Company, a Kentucky corporation, (“LWC”), Jasteka Foundation, Inc., a Kentucky non-profit corporation (“Jasteka”), and James S. Karp (collectively the “Reporting Persons”) with respect to the common stock, no par value (the "Common Stock"), of Churchill Downs Incorporated, a Kentucky corporation (the "Issuer").  Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D.  Except as specifically set forth herein, the Schedule 13D remains unmodified.  This Amendment No. 1 constitutes an exit filing for the Reporting Persons whose beneficial ownership has dropped below the 5.0% Schedule 13D reporting threshold.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired the shares of the Issuer’s Common Stock to provide a significant equity investment in the Issuer.  The Reporting Persons determined that it was in their best interests to dispose of a sufficient number of shares to cause their aggregate beneficial ownership to fall below the 5.0% threshold in order to lessen the regulatory burden upon them.

Item 5.	Interest in Securities of the Issuer.

(a-b)                       As of January 7, 2010, the Reporting Persons may be deemed to beneficially own 685,500 shares, representing slightly less than 5.0% of the Issuer’s outstanding Common Stock.

(c)                                  During the past 60 days, of the Reporting Persons, Mr. Karp made the only transaction in the Issuer's Common Stock.  Effective as of January 7, 2010, Mr. Karp sold 5,500 shares at a sale price per share of $37.80 in exchange for an unsecured promissory note in a private transaction.

(d)                                 Not applicable.

(e)                                  On January 7, 2010, the Reporting Persons ceased to beneficially own 5.0% or more of the outstanding shares of the Issuer's Common Stock.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Exhibit

1.	Joint Filing Agreement dated January 11, 2010 among the Reporting Persons.

CUSIP No. 171484108

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Date: January 11, 2010

LOUISVILLE PUBLIC WAREHOUSE COMPANY

	By	/s/ James S. Karp
	Name:	James S. Karp, President

LOUISVILLE WAREHOUSE COMPANY

	By	/s/ James S. Karp
	Name:	James S. Karp, President

JASTEKA FOUNDATION, INC.

	By	/s/ James S. Karp
	Name:	James S. Karp, President

	By	/s/ James S. Karp
	Name:	James S. Karp